EXHIBIT 99.13

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING PENGROWTH ENERGY CORPORATION, CONA RESOURCES LTD., WATEROUS ENERGY FUND (CANADIAN) LP, WATEROUS ENERGY FUND (US) LP, WATEROUS ENERGY FUND (INTERNATIONAL) LP, AND THE SHAREHOLDERS, OPTIONHOLDERS, INCENTIVEHOLDERS AND SECURED DEBTHOLDERS OF PENGROWTH ENERGY CORPORATION
IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE TRUST COMPANY OF CANADA. IT IS IMPORTANT THAT YOU PROPERLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.
LETTER OF TRANSMITTAL
FOR USE BY REGISTERED HOLDERS OF COMMON SHARES OF PENGROWTH ENERGY CORPORATION
Please read the instructions set out below carefully before completing this Letter of Transmittal.
TO:	PENGROWTH ENERGY CORPORATION

AND TO:	CONA RESOURCES LTD.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders (the “Shareholders”) of common shares (“Shares”) of Pengrowth Energy Corporation (“Pengrowth”) in connection with the proposed arrangement (“Arrangement”) under the provisions of Section 193 of the Business Corporations Act (Alberta) involving Pengrowth, Cona Resources Ltd. (the “Purchaser”), Waterous Energy Fund (Canadian) LP (“WEF Canadian”), Waterous Energy Fund (US) LP (“WEF US”), Waterous Energy Fund (International) LP (“WEF International”, together with WEF Canadian and WEF US, the “WEF Parties”), the Shareholders, holders of options to purchase Shares, holders of incentive awards, holders of the secured notes of Pengrowth, and the syndicate of lenders under Pengrowth’s credit facilities, pursuant to an arrangement agreement dated October 31, 2019 among Pengrowth, the Purchaser, and the WEF Parties, as amended. Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the information circular and proxy statement of Pengrowth dated November 15, 2019 (the “Information Circular”).
Pursuant to the Arrangement, the Purchaser will, inter alia, acquire all of the issued and outstanding Shares, and Shareholders (other than Dissenting Shareholders) will receive, for each Share held, $0.05 in cash (the “Cash Consideration”).
In order for Shareholders to receive the Cash Consideration for their Shares after the Arrangement has been completed, Shareholders are required to deposit the certificates or direct registration statement (“DRS”) advice(s) representing the Shares held by them, along with this properly completed and duly signed Letter of Transmittal, with Computershare Trust Company of Canada (the “Depositary”). A cheque representing the aggregate Cash Consideration payable to a Shareholder who has complied with the procedures set out herein will be, as soon as practicable after the Effective Date, and after the receipt of all required documents: (i) forwarded to the Shareholder at the address specified in this Letter of Transmittal by first-class mail; or (ii) made available at the offices of the Depositary at which this Letter of Transmittal and the certificate(s) or DRS advice(s) for the Shares were delivered, for pickup by the Shareholder, as requested by the Shareholder in this Letter of Transmittal. Under no circumstances will interest accrue or be paid by the Purchaser, Pengrowth or the Depositary to persons depositing Shares for the Shareholder Consideration regardless of any delay in making such payment.
Please complete each of the steps set out below in order. Please carefully read the Instructions set out below before completing this Letter of Transmittal.

DEPOSIT OF SHARE CERTIFICATES OR DRS ADVICE
The undersigned hereby delivers to the Depositary the enclosed certificate(s) or DRS advice(s) representing Shares to be exchanged for the Cash Consideration pursuant to and in accordance with the Arrangement, as described in detail in the Information Circular.
DESCRIPTION OF SHARE CERTIFICATES OR DRS ADVICE(S) DEPOSITED
Certificate Number(s) or DRS Advice Control Number	Name in which Shares are Registered	Number of Shares Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)
☐܆
Some or all of my Share certificates have been lost, stolen or destroyed. Please review item 6 of the Instructions for the procedure to replace lost, stolen or destroyed certificates. (Check box if applicable). Alternatively, see the instructions on Page 5 under ‘Lost Certificates’.

The certificate(s) or DRS advice(s) described above are enclosed and the Shareholder irrevocably deposits the Shares represented by the above-mentioned Share certificates or DRS advices (the “Deposited Shares”) in exchange for the Cash Consideration to which such holder is entitled pursuant to the Arrangement. The Shareholder transmits the certificate(s) or DRS advice(s) described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal.
Beneficial Shareholders whose Shares are registered in the name of an intermediary (a bank, trust company, securities broker, trustee or other) should contact that intermediary for instructions and assistance in depositing their Shares.
AUTHORIZATION
The undersigned registered holder(s) of the Deposited Shares hereby:
1.	acknowledges receipt of the Information Circular;

2.
represents and warrants that the undersigned is the legal owner of the Deposited Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the certificates representing the Deposited Shares;

3.
represents and warrants that the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person;

4.	represents and warrants that the information provided herein by the Shareholder herein is true, accurate and complete as of the date hereof;

5.	acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

6.
acknowledges that Pengrowth and/or the Purchaser may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) stock exchanges or securities or other regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Arrangement Agreement; and (iv) legal counsel to any of the parties to the Arrangement;

7.
acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

8.
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by the Purchaser in its sole discretion and the waiver of any defect or irregularity in the deposit of any Deposited Shares will be determined by the Purchaser in its sole discretion and that such determinations shall be final and binding and acknowledges that there shall be no duty or obligation on Pengrowth, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

9.
covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) or DRS advices(s) representing the Deposited Shares for the Cash Consideration;

10.
surrenders to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Purchaser lawful attorney of the undersigned, with the full power of substitution to deliver the certificate(s) representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books Pengrowth;

11.
except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and agrees that no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares;

12.
following completion of the Arrangement, directs and instructs the Depositary to issue or to cause to be issued the cheque representing the Cash Consideration for the Deposited Shares promptly after the Effective Time and unless otherwise indicated in this Letter of Transmittal under “Special Payment Instructions”, requests that the Depositary issue the cheque(s) in the name(s) of the Shareholder(s). Similarly, unless otherwise indicated under “Special Delivery Instructions”, the Shareholder requests that the Depositary send the cheque(s) by first-class mail, or in the case of postal disruption, by such other means as the Depositary deems prudent to the Shareholder at the address specified herein. If no address is specified, unless the Shareholder has requested that the cheque be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited as indicated in this Letter of Transmittal under “Hold for Pick-Up”, the Shareholder acknowledges that the Depositary will forward the cheque(s) to the address of the Shareholder as shown on the register of Shares maintained by Pengrowth’s transfer agent;

13.
acknowledges that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) or DRS advice(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged that no interest will accrue on the Cash Consideration payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Cash Consideration in respect of Deposited Shares will completely discharge any obligations of Pengrowth, the Purchaser, the WEF Parties and the Depositary with respect to the matters contemplated by this Letter of Transmittal; and

14.
acknowledges that if the Arrangement does not proceed, the enclosed certificate(s) or DRS advices(s) representing the Deposited Shares will be: (i) returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of Shares maintained by Pengrowth’s transfer agent; or (ii) if the undersigned has indicated in this Letter of Transmittal under “Hold for Pick-Up”, held for pick-up at the office of the Depositary.
By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est repute avoir demandé que tout contrat attesté par l’arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportant soient rédigés exclusivement en anglais. This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.
SPECIAL PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
To be completed ONLY if the cheque(s) for the Cash Consideration are to be issued in the name of someone other than the person(s) indicated on page 6 under “Shareholder Signature(s)”. See Instruction 5 below. If this box is completed, the signature must be guaranteed. See Instructions 1 and 4 below.

To be completed ONLY if the cheque(s) for the Cash Consideration are to be sent to someone other than the person(s) indicated on page 6 under “Shareholder Signature(s)” or to such persons at an address other than that appearing below. See Instruction 5 below. If this box is completed, the signature must be guaranteed. See Instructions 1 and 4 below.

HOLD FOR PICK UP
☐܆ Hold cheque(s) for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

# of Pengrowth Shares X CAD $0.0015 = Premium Payable $           NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this will expire on December 31, 2020. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Trust Company of Canada.

STATEMENT OF LOST CERTIFICATES:
The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).
The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Pengrowth Energy Corporation, Computershare Trust Company of Canada., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of $0.0015 per lost Pengrowth share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN CANADIAN FUNDS UNLESS OTHERWISE ELECTED BELOW

‰          Issue my cash entitlement payment(s) in United States Dollars

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to the Purchaser, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Failure to make an election will result in any cash payment under the arrangement being paid in Canadian dollars.

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW
SHAREHOLDER SIGNATURE(S)
This box must be signed by Shareholder(s) exactly as the name(s) appear(s) on the certificate(s) or DRS advice representing the Deposited Shares or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instruction 4 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN THE
SPACE FOR THE “SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER” ABOVE.
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 24% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.

(Signature of U.S. Shareholder)	(Date)

INSTRUCTIONS
1.          Guarantee of Signatures
Except as provided below, no signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of the Deposited Shares surrendered herewith and payment of the Cash Consideration is to be made to the registered holder(s) of the Deposited Shares. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if payment is to be made or sent to a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 4.
An “Eligible Institution” means a Canadian schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.
2.          Delivery of Letter of Transmittal and Certificates
This Letter of Transmittal (or a manually signed facsimile thereof) is to be completed by the registered holder(s) of the certificate(s) or DRS advice(s) representing Deposited Shares submitted with this Letter of Transmittal. Certificates of all physically delivered Deposited Shares, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form, should be received by the Depositary at the address set forth on the last page hereof in order to facilitate prompt delivery of the Cash Consideration commencing on or after the Effective Date. The method of delivery of the certificate(s) or DRS advice(s) representing Deposited Shares is at the option and risk of the person transmitting the certificate(s) or DRS advice(s). Pengrowth and the Purchaser recommend that these documents be delivered by hand to the Depositary and a receipt be obtained for the documents or, if mailed, that registered mail be used (with proper insurance and an acknowledgment of receipt requested).
3.          Inadequate Space
If the space provided in this Letter of Transmittal is inadequate, the certificate number(s) or DRS advice control number and the number of Deposited Shares represented by the certificate(s) or DRS advice(s) should be listed on a separate list attached to this Letter of Transmittal, which separate list must be signed by the Shareholder.
4.          Signatures on Letter of Transmittal, Powers and Endorsements
If this Letter of Transmittal is signed by the Shareholder of the Deposited Shares transmitted by this Letter of Transmittal, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) or DRS advices without alteration, enlargement or any change whatsoever. If any of the Deposited Shares transmitted by this Letter of Transmittal are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal. If any transmitted Deposited Shares are registered in different names on several certificates or DRS advices, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates. If Deposited Shares are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.
If this Letter of Transmittal or any certificates or DRS advices or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to act should be submitted. If this Letter of Transmittal is signed by the Shareholder(s) evidenced by the certificate(s) or DRS advice(s) listed and submitted with this Letter of Transmittal, no endorsements of certificates or separate powers are required unless the cheque(s) are to be issued to a person other than the Shareholder(s). Signatures on those certificate(s) or DRS advice(s) or powers must be guaranteed in the manner specified in Instruction 1. If this Letter of Transmittal is signed by a person other than the Shareholder(s) evidenced by certificate(s) listed and submitted by this Letter of Transmittal, the certificate(s) or DRS advice(s) must be endorsed or accompanied by appropriate share transfer or stock transfer powers of attorney, in either case signed exactly as the name or names of the Shareholder(s) appear on the certificate(s). Signatures on such certificate(s) or powers must be guaranteed in the manner specified in Instruction 1.
5.          Special Payment and Delivery Instructions
If the cheque(s) are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the cheque(s) are to be sent to someone other than the person(s) signing this Letter of Transmittal or if the cheque(s) are to be sent to an address other than that shown herein, the appropriate boxes on this Letter of Transmittal should be completed. If the cheque(s) are to be issued in different names, attach duly completed copies of the “Special Payment Instructions” appearing on page 4 clearly indicating which instructions apply to each type of cheque. See also Instruction 1 – Guarantee of Signatures.
6.          Lost, Stolen or Destroyed Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares has been lost, stolen or destroyed, the Shareholder should contact the Depositary and upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Cash Consideration to which the holder is entitled pursuant to the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom such Cash Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Depositary, Pengrowth and the Purchaser, each acting reasonably, in such sum as the Purchaser may direct.
Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing the information box contained on page 5 above, and submitting the applicable certified cheque or money order made payable to Computershare Trust Company of Canada.
7.          Requests for Assistance or Additional Copies
Questions and requests for assistance with respect to this Letter of Transmittal may be directed to the Depositary and additional copies of the Information Circular and/or this Letter of Transmittal may be obtained upon request without charge from the Depositary at the telephone number(s) and address set forth on the last page of this Letter of Transmittal. The Information Circular and this Letter of Transmittal are also available on Pengrowth’s profile on SEDAR at www.sedar.com.
8.          Correction of or Change in Name
For a correction of name or for a change in name which in either case does not involve a change in ownership, proceed as follows: (i) for a change of name by marriage, etc., the surrendered certificate(s) or DRS advice(s) representing Deposited Shares should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones,” with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed by an Eligible Institution. See Instructions 1 and 4.
9.          Time Limitation
The Plan of Arrangement provides that, subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Shares that is not deposited, together with all other documents required under the Plan of Arrangement, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive the cash payment under the Plan of Arrangement that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former Shareholder to receive the Cash Consideration pursuant to the Plan of Arrangement (and any interest, dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Purchaser, for no consideration. In such case, any cash (including any interest, dividends or other distributions) shall be returned to Purchaser.

10.        Return of Certificates
If the Arrangement does not proceed for any reason, any certificate(s) or DRS advice(s) for Deposited Shares received by the Depositary will be: (i) returned to you forthwith in accordance with your delivery instructions in this Letter of Transmittal or, failing such address being specified, to the Shareholder at the last address of the Shareholder as it appears on the register of Shares of Pengrowth; or (ii) if the Shareholder has indicated in this Letter of Transmittal under “Hold for Pick-Up”, held for pick-up at the office of the Depositary.
11.        Miscellaneous
(a)
No alternative, conditional or contingent deposits will be accepted. All Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Shares for payment.

(b)	The Purchaser reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.
12.        U.S. Federal Income Tax and Backup Withholding - Form W-9 Instructions
The following does not constitute a summary of the tax consequences of the Arrangement and Shareholders should consult with their own tax advisors regarding the tax consequences to the Arrangement as well as any elections that may be available to mitigate certain possible adverse U.S. tax consequences.
Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Form W-9 which is provided above, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such U.S. Shareholder must cross out item 2 in Part II of the Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding.
You are a U.S. person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity classified as a corporation) or partnership (including an entity classified as a partnership) created in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in Part I of the Form W-9, specify its “exempt payee code” and exemption from FATCA reporting code, as applicable, in the “Exemptions” box in accordance with the instructions to Form W-9, and sign and date the form.
If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN Part I of the Form W-9, and sign and date the Form W9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 24% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.
If the Form W-9 is not applicable to a holder because such holder is not a U.S. Shareholder, but such holder provides an address that is located in the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury to avoid U.S. federal backup withholding tax. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8ECI or other form) may be obtained from the Depositary, or at http://www.irs.gov.
Pengrowth reserves the right in its sole discretion to take whatever steps are necessary to comply with its obligations regarding backup withholding.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 24% ON ANY CONSIDERATION SUBJECT TO TAX DUE TO SUCH HOLDER IN CONNECTION WITH THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
EACH SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A FORM W-9 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.
13.       Privacy Notice
Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ______

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ______

Exemption from FATCA reporting code (if any) ______

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

or

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships*, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code*, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

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Offices of the Depositary
COMPUTERSHARE TRUST COMPANY OF CANADA
By Registered Mail, Hand or Courier
Calgary	Toronto

Computershare Trust Company of Canada 600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8	8th Floor, 100 University Ave Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

By Mail
Computershare Trust Company of Canada
PO Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Jacky Patterson
Inquiries
Toll Free (North America): 1-800-564-6253
Outside North America: 1-514-982-7555
E-Mail: corporate actions@computershare.com
Website: www.computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and locations set out above.